Exhibit 99.1

Santiago, October 21, 2020

Mr.

Joaquín Cortez Huerta

President

Financial Markets Commission

Present

Communication of Material Fact.- Board agreement, proposal of extraordinary distribution of dividend

Mr. President,

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in today’s ordinary session, the Board of Directors of Banco Santander – Chile agreed, in light of the fact that as of September 30, 2020, the ratio between the Bank's regulatory equity and its risk-weighted assets reached 15.13%, and the ratio between shareholders’ equity and its risk-weighted assets was 10.70% on the same date, to call an Extraordinary Shareholders' Meeting for Thursday, November 26, 2020, in order to discuss, among other matters, a proposed dividend distribution of $ 0.87891310 per share, corresponding to 30% of the net income attributable to shareholders for the year 2019, which are included as retained earnings in the Bank's equity.

Sincerely,

Miguel Mata Huerta

Chief Executive Officer

C.c.: Stock exchange.